SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

PT Announces the Creation of Africa PT

Lisbon, Portugal, 7 June 2005 - Portugal Telecom, SGPS, S.A. (PT) announces today it has created Africa PT, which will aggregate all the businesses that PT currently manages in the African continent, as part of the PT Group ongoing reorganization and streamlining of businesses.

Africa PT main focus will be the consolidation and management under a single umbrella of all of the PT’s African businesses – Marocco (Médi Télécom), Angola (Unitel, Multitel and ELTA), Cabo Verde (Cabo Verde Telecom (CVT) and Directel CV), S. Tome (Companhia S. Tomense, (CST)), Guinea (Guinea Telecom), Kenya (Kenya Postel) and Mozambique (Teledata and Mozambique Directories (LTM)), reporting to the international unit of the company, PT Investimentos Internacionais.

Africa PT enlarged scale is expected to bring significant benefits for the operations, namely on the discussions with the national regulators and local authorities, on sharing of best practices across businesses, on capturing cost savings by centralising functions (primarily on billing platforms, HR processing, treasury and control) and on leveraging on a more robust balance sheet and cash contribution when analysing funding alternatives.

Africa PT is well positioned to continue to benefit from the outstanding growth of the telecom market in this continent, namely in terms of mobile communications. The African continent mobile subscribers increased by 65% per annum in the last 5 years and should continue to improve penetration in coming years. In particular, PT will continue to play an important role in the Portuguese-speaking countries, taking full advantage of the strong cultural proximity and the robust relations with other key stakeholders.

Africa PT’s operations have a total number of around 3.6 million mobile subscribers and 86 thousand fixed line subscribers. Pro-forma1 revenues in 2004 for Africa PT amounted to approximately Euro 230 million and EBITDA of Euro 120 million. Net income contribution for the PT Group was circa Euro 17.5 million.

The pro-forma growth of Africa PT has been strong. EBITDA grew by 40.0% in 2004 and in the first quarter of 2005, annual growth exceeded 37.8%.

The growth potential of the telecoms industry in this geographical area is expected to be still significant. Given PT’s expertise and proven know-how in this area, PT expects that its operations should capture a considerable amount of this growth and be a major contributor for the foreign investment and modernisation of the sector in Africa.

1 Proforma financials assuming the full consolidation of Directel CV, Kenya Postel, LTM, CST, CVT and ELTA, equity accounting of Teledata and Multitel and proportionate consolidation of Medi Telecom and Unitel.

Africa PT - Operational Highlights 2004

Euro million	Stake	Other Shareholders	Operations	Customers	Position	Market Share

Médi Télécom	32.18%	Tef (32.2%); BMCE (18.1%) Afriquia (9.9%); CGD (7.6%)	Mobile	2,934,137	2	34%

Cabo Verde Telecom	40.00%	INPS (37.9%); State (3.4%) Other (18.7%)	Fixed Mobile	73,433 65,780	1 1	100% 100%

Unitel	25.00%	Mercury (25%); Geni (25%); Vidatel (25%)	Mobile	540,830	1	65%

CST	51.00%	State (49.0%)	Fixed Mobile	7,050 7,745	1 1	100% 100%

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTCO.IN and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2005

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.